--------                               -----------------------------
 FORM 4                                        OMB APPROVAL
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----- Check this box if no longer      OMB Number:       3235-0287
      subject to Section 16. Form 4
----- or Form 5 obligations may        Estimated average burden
      continue. SEE Instruction 1(b).  hours per response .... 0.5
                                       ------------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

- ----------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Cooper Hill Partners, LLC
- ---------------------------------------------------
   (Last)          (First)              (Middle)

  230 Park Avenue
- ----------------------------------------------------
                   (Street)

   New York,          NY                 10169
- ----------------------------------------------------
   (City)           (State)               (Zip)

- ----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   DUSA Pharmaceuticals Inc.   DUSA
- ----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

- ----------------------------------------------------------------------------
4. Statement for Month/Year

   12/01  and through date hereof
- ----------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)

    6/27/01

- ----------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)


- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------


TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------
1. Title of Security  2.Trans-  3. Trans-      4. Securities Acquired (A)
   (Instr. 3)           action     action         or Disposed of (D)
                        Date       Code           (Instr. 3, 4 and 5)
                        (Month/    (Instr. 8)  --------------------------
                         Day/      -----------    Amount   (A) or   Price
                         Year)     Code    V               (D)

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Common Stock,
par value $.01 per share    4/4/01      P        13,100     (A)  $11.3125
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Common Stock,
par value $.01 per share     4/4/01     S        87,100     (D)  $11.3125
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Common Stock,
par value $.01 per share    5/16/01     P        41,400     (A)  $13.52
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Common Stock,
par value $.01 per share    5/29/01     P        81,100     (A)  $12.10
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Common Stock,
par value $.01 per share     6/4/01     P        20,600     (A)  $11.70
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Common Stock,
par value $.01 per share     6/4/01     S        25,200     (D)  $11.70
------------------------------------------------------------------------------

-----------------------------------------------------------------------------
Common Stock,
par value $.01 per share     8/2/01     P         7,800     (A)  $13.70
-----------------------------------------------------------------------------
Common Stock,
par value $.01 per share     8/3/01     P        24,300     (A)  $13.27
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Common Stock,
par value $.01 per share    10/2/01     P         9,300     (A)  $10.70
-----------------------------------------------------------------------------
Common Stock,
par value $.01 per share     1/3/02     P        22,000     (A)  $7.90
-----------------------------------------------------------------------------
Common Stock,
par value $.01 per share     2/4/02     P         2,400     (A)  $4.45
-----------------------------------------------------------------------------

5. Amount of     6. Ownership        7. Nature of
   Securities       Form: Direct        Indirect
   Beneficially     (D) or Indirect     Beneficial
   Owned at End     (I) (Instr. 4)      Ownership
   of Month                             (Instr. 4)
   (Instr. 3
    and 4)
------------------------------------------------------------------------------
   1,792,600             (I)           See Explanation of Responses
------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction
  4(b)(v).
                                                                       (Over)
                                                              SEC 1474 (7-96)
                                                                Page 1 of 2

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------
1. Title of Derivative 2. Conver- 3. Transac-  4. Transac-   5. Number of
   Security (Instr. 3)    sion or    tion Date    tion Code     Derivative
                          Exercise   (Month/      (Instr. 8)    Securities
                          Price of    Day/      ------------    Acquired (A)
                          Deriv-      Year)       Code  V       or Disposed
                          ative                                 of (D)(Instr.
                         Security                               3, 4, and 5)
                                                                 -------------

                                                                  (A)     (D)
------------------------------------------------------------------------------


------------------------------------------------------------------------------


------------------------------------------------------------------------------


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6. Date Exer-       7. Title and Amount  8. Price of    9. Number of
   cisable and Ex-     of Underlying        Derivative     Derivative
   piration Date       Securities           Security       Securities
   (Month/Day/         (Instr. 3 and 4)     (Instr. 5)     Beneficially
   Year)            -------------------                    Owned at
------------------            Amount or                    End of Month
Date     Expira-       Title  Number of                    (Instr. 4)
Exer-    tion                 Shares
cisable  Date
------------------------------------------------------------------------------

-----------------------------------------------------------------------------

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------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
10. Ownership      11. Nature of
    Form of            Indirect
    Derivative         Beneficial
    Security:          Ownership
    Direct (D) or      (Instr. 4)
    Indirect (I)
    (Instr. 4)
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

-----------------------------------------------------------------------------


Explanation of Responses

As the sole general partner of CLSP, L.P.; CLSP II, L.P.; CLSP/SBS I, L.P. and CLSP/SBS II, L.P., each a private investment partnership, Cooper Hill Partners, LLC has the power to vote and dispose of the securities owned by each of these partnerships and, accordingly, may be deemed the "beneficial owner" of such securities. Jeffrey Casdin is the managing member of Cooper Hill Partners, LLC.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

                          /s/    Jeffrey Casdin                  2/14/02
                       ------------------------------------      --------
                        By:  Jeffrey Casdin                      Date
                        For Cooper Hill Partners, LLC,
                        the general partner of CLSP,
                        L.P.; CLSP II, L.P.; CLSP/SBS
                        I, L.P. and CLSP/SBS II, L.P.,
                        and Individually
                       **Signature of Reporting Person

                                                                Page 2 of 2